UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 7, 2020

BHP GROUP LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP GROUP PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by:	BHP Group Plc

Date:	7 January 2020

To:	London Stock Exchange Australian Securities Exchange

Cc:	JSE Limited New York Stock Exchange

For Release:	Immediately

Authorised for	Rachel Agnew
lodgement by:	Company Secretary +61 (3) 9609 3730

BHP Group Plc – Notification of Major Interest in Shares

The attached notification was received on 4 January 2020 by BHP Group Plc from Elliott International, L.P. relating to a change in the ultimate disclosing entity of the major holdings of shares in BHP Group Plc (formerly BHP Billiton Plc).

BHP Group Limited ABN 49 004 028 077	BHP Group Plc Registration number 3196209
Registered in Australia	LEI 549300C116EOWV835768
LEI WZE1WSENV6JSZFK0JC28	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria	Registered Office: Nova South, 160 Victoria Street
3000 Australia	London, SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Group is headquartered in Australia

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	BHP Billiton PLC

1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)

Non-UK issuer

2. Reason for the notification (please mark the appropriate box or boxes with an “X”)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments

An event changing the breakdown of voting rights

Other (please specify)iii: New investment manager / organisational change	☒

3. Details of person subject to the notification obligationiv

Name	Paul Singer see section 9

City and country of registered office (if applicable)

4. Full name of shareholder(s) (if different from 3.)[v]

Name	Elliott International, L.P

City and country of registered office (if applicable)	Grand Cayman, Cayman Islands

5. Date on which the threshold was crossed or reachedvi:	1st January, 2020

6. Date on which issuer notified (DD/MM/YYYY):	3rd January, 2020

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	4.66%	0.41%	5.07%	2,112,071,796
Position of previous notification (if applicable)	4.66%	0.8%	5.46%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii

A: Voting rights attached to shares

Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0000566504	98,325,953	–	4.66%

SUBTOTAL 8. A	98,325,953		4.66%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))

Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))

Type of financial instrument Ordinary Shares: GB0000566504	Expiration date[x]	Exercise/ Conversion Periodxi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Equity swap	31/12/21		Cash	8,614,768	0.41%

			SUBTOTAL 8.B.2	8,614,768	0.41%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Paul Singer	4.66%	0.41%	5.07%
Elliott Investment Management GP LLC	4.66%	0.41%	5.07%
Elliott Investment Management L.P.	4.66%	0.41%	5.07%
Elliott International, L.P.	4.66%	0.41%	5.07%

10. In case of proxy voting, please identify:

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional informationxvi

Place of completion	London, UK

Date of completion	02/01/2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: January 7, 2020	By:	/s/ Geof Stapledon
	Name:	Geof Stapledon
	Title:	Company Secretary